# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ROYALAND CO LTD., CIK 0001924064
CUSIP: G7711M109
Title of class of securities: Class B Common Shares, $0.0002 par value per share
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, Bermuda (D0), HM11
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002012697

## Reporting persons
- Latigo Partners, LLC: type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); sole voting power 445,000; shared voting power 0; sole dispositive power 445,000; shared dispositive power 0; aggregate amount beneficially owned 445,000 (9.9% of the class)
- Keith Charles Moore: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 645,000; shared voting power 0; sole dispositive power 645,000; shared dispositive power 0; aggregate amount beneficially owned 645,000 (14.4% of the class)

## Item 1. Issuer
Name of issuer: ROYALAND CO LTD.
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, Pembroke, HM11, Bermuda

## Item 2. Person Filing
Name of person filing: This statement is being jointly filed by Latigo Partners, LLC, a Nevada limited liability company, and Keith Charles Moore, an individual (each, a "Reporting Person").
Address of principal business office or, if none, residence: The principal business address of each Reporting Person is 318 N Carson Street, Suite 208, Carson City, NV 89701.
Citizenship:
Latigo Partners, LLC is a Nevada limited liability company.
Keith Charles Moore is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Latigo Partners, LLC is the record holder of 445,000 Class B Common Shares of the Issuer. Keith C Moore Consulting, Inc., a Nevada corporation, is the record holder of 200,000 Class B Common Shares of the Issuer. Keith Charles Moore is the Managing Member of Latigo Partners, LLC and has sole voting and dispositive power over the shares held by it. Keith Charles Moore is the Chief Executive Officer of Keith C Moore Consulting, Inc. and has sole voting and dispositive power over the shares held by it. As a result, Keith Charles Moore is deemed to beneficially own the shares held by Latigo Partners, LLC and Keith C Moore Consulting, Inc.
Percent of class: The 445,000 Class B Common Shares beneficially owned by Latigo Partners, LLC represented approximately 9.9% of the Issuer's outstanding Class B Common Shares based on 4,475,000 Class B Common Shares outstanding as of December 31, 2024. The 645,000 Class B Common Shares beneficially owned by Keith Charles Moore represented approximately 14.4% of the Issuer's outstanding Class B Common Shares based on 4,475,000 Class B Common Shares outstanding as of December 31, 2024.
Sole power to vote or to direct the vote: See Row 5 of the cover page for each Reporting Person.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: See Row 7 of the cover page for each Reporting Person.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Latigo Partners, LLC: /s/ Keith Charles Moore, Keith Charles Moore/Managing Member (02/07/2025)
- Keith Charles Moore: /s/ Keith Charles Moore, Keith Charles Moore (02/07/2025)